Mail Stop 6010

June 30, 2008

Abhijit Y. Talwalkar
President and Chief Executive Officer
LSI Corporation
1621 Barber Lane
Milpitas, California 95035

> **Re: LSI Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-10317**

Dear Mr. Talwalkar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis, page 23

Overview, page 23

1. We note that your although your "Overview" section mentions the material corporate events that occurred during your most recent fiscal year, such as the acquisitions and dispositions of businesses, the incurrence of significant impairment charges to goodwill, and the transitioning of your assembly and test operations to third parties, your disclosure

does not include a balanced, executive-level discussion that provides analysis of these events or the other important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Please expand your disclosure in future filings, as applicable, to provide an executive level analysis of the material corporate events that took place during the fiscal period being presented and discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. Please also provide an executive-level discussion of the business, industry and technological trends that are driving the sales of your products and that are affecting your operating results. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of the executive summary.

Results of Operations, page 24

2.   Throughout your discussion of your results of operations, you refer to changes that offset your results. For example, we note your disclosure on page 25 that your increase in revenues in your semiconductor segment was offset by decreases in demand for certain products as well as a decrease in revenues due to the sale of your consumer products group. In future filings, to the extent known, please quantify these various components to give readers a better understanding of your results.

Item 11. Executive Compensation, page 99

3.   We refer to your disclosure under the caption "Equity Awards" on page 38 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney